Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The information in this report contains forward-looking statements. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements included elsewhere in this report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks, and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth elsewhere in this report.

Overview

Our vision is to provide people good and affordable products for daily commuting, powered by design and intelligent technologies. Our mission is to become a leading innovative electric vehicle manufacturer provider in China. Leveraging our next generation technologies in connectivity, multimedia interactive software systems and artificial intelligence, we are re-defining our products in order to provide users with convenient, affordable and innovative driving experiences.

Currently, we design, develop, manufacture and sell e-bicycles, e-mopeds, urban tricycles, and e-carts, such as elderly scooters, golf carts as well as the automobile information and entertainment software development and design services to customers. We do not provide in-vehicle entertainment services to end-users independently.

Key Factors that Affect Operating Results

We believe the following key factors may affect our financial condition and results of operations:

●	our ability to increase our sales volume;

●	our ability to enhance our operational efficiency; and

●	our ability to expand into international markets.

Results of Operations

Six Months ended June 30, 2024 and 2023

The following table sets forth a summary of our consolidated statements of operations and comprehensive income for the six months ended June 30, 2024 and 2023, respectively. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	Six Months Ended
	June 30,
	2024	2023
Revenues	$12,132,668	$8,137,820
Cost of revenues	10,768,717	6,954,364
Gross Profit	1,363,951	1,183,456

Operating expenses
Selling and marketing expenses	329,471	325,800
General and administrative expenses	878,547	284,134
Research and development expenses	245,642	132,174
Total operating expenses	1,453,660	742,108

Operating (loss)/income	(89,709)	441,348

Other expenses (income)
Interest expense (income)	(19,964)	4,656
Other (income)	(45,537)	(484,545)
Total other income, net	(65,501)	(479,889)

(loss)/Income before income tax expense	(24,208)	921,237
Income tax expense	289,039	249,200
Net (loss)/Income	(313,247)	672,037

Net (loss)/Income	(313,247)	672,037
Less: Net (loss)/income attributable to non-controlling interest	10,729	(14,263)
Net (loss)/income attributable to LOBO EV Technologies LTD	(302,518)	657,774

Segment Information

The Company has determined that it operates in two operating segments for the six months ended June 30, 2024 and 2023: (1) electric vehicles and accessories sales, and (2) software royalties and development and design services.

The following tables present the summary of each reportable segment’s revenue and income, which are considered as segment operating performance measures, for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30, 2024
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$20,164,937	$188,900	$20,353,837
Non-current assets	2,757,808	1,347,801	4,105,609
Revenues	12,076,334	56,334	12,132,668
Depreciation and amortization	89,791	413,978	503,769
Segment income (loss) before tax	452,479	(476,687)	(24,208)
Segment gross profit margin	14%	-600%	11%
Net income (loss)	$163,440	(476,687)	(313,247)

	Six Months Ended June 30, 2023
	Electric vehicles and accessories sales	Software royalties and development and design services
	Segment	Segment	Consolidated
Current assets	$13,617,876	$741,548	$14,359,424
Non-current assets	1,648,698	1,422,157	3,070,855
Revenues	7,496,861	640,959	8,137,820
Depreciation and amortization	91,200	230,139	321,339
Segment income before tax	811,842	109,395	921,237
Segment gross profit margin	12%	39%	15%
Net income	$590,072	$81,965	$672,037

Depreciation and amortization

The increase of depreciation and amortization was primarily due to the increases in amortization of the intangibles in the software royalties and development and design services segment.

Segment income before tax

The income before tax in the vehicles and accessories sales segment decreased by $359,363 to $452,479 for the six months ended June 30, 2024, from income before tax of $811,842 for the six months ended June 30, 2023.

The income before tax in the software royalties and development and design services segment decreased by $586,082 to loss of $476,687 for the six months ended June 30, 2024, from income before tax of $109,395 for the six months ended June 30, 2023.

Components of Results of Operations

Revenues

Our revenues for the six months ended June 30, 2024 and 2023 were $12,132,668 and $8,137,820, respectively. The 49% increase in revenues was mainly driven by the increase in electric vehicles and accessories sales rebound from COVID-19.

The revenues of the electric vehicles  and accessories sales segment increased by $4,579,473 to $12,076,334 for the six months ended June 30, 2024, from $7,496,861 for the six months ended June 30, 2023, representing an increase of approximately 61%, driven by increase in sales of three-wheeled electric vehicles, parts and accessories.

A detailed breakdown of sales revenues and units sold in the electric vehicles and accessories sales segment for the six months ended June 30, 2024 and 2023 is set forth below:

	For the Six Months Ended June 30,		Variance
Electric vehicles and accessories sales revenues	2024	2023	Amount	%
Two-wheeled E-bicycles	$5,937,223	$5,438,031	$499,192	9.18%
Two-wheeled E-Mopeds	93,775	738,615	(644,840)	(87.30)%
Three-wheeled Electric Vehicles	2,406,992	843,047	1,563,945	185.51%
Three-wheeled Solar Electric Vehicles	7,690	0	7,690	100.00%
Four-Wheeled Solar Electric off-highway Shuttles	1,095	0	1,095	100.00%
Four-Wheeled Electric off-highway Shuttles	238,573	118,882	119,691	100.68%
Batteries	2,579,825	199,822	2,380,003	1,191.06%
Parts and Accessories	811,161	158,464	652,697	411.89%
Total	$12,076,334	$7,496,861	$4,579,473	61.09%

	For the Six Months Ended June 30,		Variance
Electric vehicles and accessories units sold	2024	2023	Amount	%
Two-wheeled E-bicycles	25,147	26,988	(1,841)	(6.82)%
Two-wheeled E-Mopeds	554	2278	(1,724)	(75.68)%
Three-wheeled Electric Vehicles	7,765	2,789	4,976	178.42%
Three-wheeled Solar Electric Vehicles	15	0	15	100.00%
Four-Wheeled Solar Electric off-highway Shuttles	1	0	1	100.00%
Four-Wheeled Electric off-highway Shuttles	322	133	189	142.11%
Batteries	4,707	4,045	662	16.37%
Parts and Accessories	119,335	27,088	92,247	340.55%
Total	157,846	63,321	94,525	149.28%

The software royalties and development and design services segment provides software solutions development for automotive electronics, like multimedia interactive system, multifunctional rear-view mirrors, and dash-cam, and household solar electronic system. We developed this segment primarily through collaborating with and subcontracting from tier-one automobile suppliers.

The revenues of the software royalties and development and design services segment decreased by $584,625 to $56,334 for the six months ended June 30, 2024, from $640,959 for the six months ended June 30, 2023, representing a decrease of approximately 91%.

Cost of revenues

Cost of revenues consists primarily of manufacturing and purchase cost of raw materials, battery packs, depreciation, maintenance, and other overhead expenses. Our cost of revenues increased by $3,814,353, or 55%, to $10,768,717 for the six months ended June 30, 2024 from $6,954,364 for the six months ended June 30, 2023. The percentage increase in cost of revenue was consistent with the 49% increase in revenues.

Gross profit

Gross profits for the six months ended June 30, 2024 and 2023 were $1,363,951 and $1,183,456, representing 11% and 15%  of revenues, respectively.

Selling and marketing expenses

Our selling and marketing expenses primarily consist of salaries and benefits, office expense, and freight expense. Our selling and marketing expenses were $329,471 and $325,800 for the six months ended June 30, 2024 and 2023, respectively. The selling and marketing expenses increased primarily due to hiring more salesforce to capture the momentum of the revenue increase and more salary expenses were incurred.

General and administrative expenses

Our general and administrative expenses consist primarily of salaries and welfare expenses, rent expenses, and depreciation. Our general and administrative expenses were $878,547 and $284,134 for the six months ended June 30, 2024 and 2023, the increase is primarily due to the increase in professional fees in the six months ended June 30, 2024.

Research and development expenses

Research and development expenses are related to certain software research and development for internal use. Research and development expenses primarily consist of employee salaries and benefit costs. Research and development expenses were $245,642 and $132,174 for the six months ended June 30, 2024 and 2023, respectively.

Income tax expense

The PRC enterprise income tax (“EIT”) is calculated based on the taxable income determined under the applicable EIT Law and its implementation rules, which became effective on January 1, 2008. The EIT Law applies a uniform 25% income tax rate for all resident enterprises in China. Income tax expenses amounted to $289,039 and $249,200 for the six months ended June 30, 2024 and 2023, respectively. The change resulted from the change in our subsidiaries’ taxable income .

Net income

As a result of the foregoing, our net loss/incomes for the six months ended June 30, 2024 and 2023, were $(313,247) and $672,037, respectively.

Liquidity and Capital Resources

As of June 30, 2024, we had cash and cash equivalents of $1,115,181, and a total working capital of $4,758,384.

We believe that we will generate sufficient cash flows to fund our operations and to meet our obligations on a timely basis for the next 12 months assuming the successful implementation of our business plans.

To utilize the proceeds from the IPO, we may make additional loans or capital contributions to our PRC subsidiaries. PRC laws and regulations allow an offshore holding company to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the filing or approval of government authorities and limits on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to fund their capital expenditures or working capital. For an increase of registered capital, our PRC subsidiaries need to file such change of registered capital with the State Administration for Market Regulation (the “SAMR”) or its local counterparts through the enterprise registration system and the national enterprise credit information publicity system, and the SAMR or its local counterparts will then submit such information to the China’s Ministry of Commerce or its local counterparts. If the holding company provides funding to our PRC subsidiaries through loans, (a) in the event that the foreign debt management mechanism as provided in the Measures for Foreign Debts Registration and Administration and other relevant rules applies, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with the SAFE or its local branches, or (b) in the event that the mechanism as provided in the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9, applies, the balance of such loans will be subject to the risk-weighted approach and the net asset limits and we will need to file the loans with the SAFE in its information system pursuant to applicable requirements and guidelines issued by the SAFE or its local branches.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the Six Months Ended June 30,
	2024	2023
Net cash used in operating activities	$(1,112,695)	$(138,265)
Net cash used in investing activities	(765,377)	(178,886)
Net cash provided by financing activities	2,516,551	521,690
Effect of exchange rate changes	6,367	(17,197)
Net increase in cash and cash equivalents	$644,846	$187,342

Operating Activities

Net cash used in operating activities was $1,112,695 for the six months ended June 30, 2024, primarily derived from (a) an increase of inventories of $3,304,383; (b) an increase of prepaid expenses of $679,115, offset by (a) an increase of advance from customers of $1,114,290, and (b) an increase of VAT payable of $1,009,699. The increase in VAT payable was primarily due to the increase of revenues. The increase in prepaid expenses was primarily due to the prepayment to vendors.

Net cash used in operating activities was $138,265 for the six months ended June 30, 2023, primarily derived from (a) an increase of inventories of $1,216,371; (b) an increase of prepaid expenses of $1,858,070, (c) a decrease of accounts payable of $989,725, offset by (a) an increase of advance from customers of $1,395,028, and (b) an increase of VAT payable of $584,518. The increase in accounts payable and VAT payable was primarily due to the increase of revenues. The increase in prepaid expenses was primarily due to the prepayment to vendors.

Investing Activities

For the six months ended June 30, 2024 , net cash used in investing activities was $765,377, which was primarily due to purchase of intangible assets of $503,617, interest-free loan to related parties of $7,123,895, offset by interest-free loans repaid by related parties of $7,102,415.

For the six months ended June 30, 2023, net cash used in investing activities was $178,886, which was primarily due to reorganization consideration paid of $1,437,646, and interest-free loan to related parties of $11,319,657, offset by interest-free loans repaid by related parties of $12,913,860.

Financing Activities

For the six months ended June 30, 2024 , net cash provided by financing activities was $2,516,551, primarily due to $2,696,327 net proceeds from IPO.

For the six months ended June 30, 2023, net cash provided by financing activities was $521,690, primarily due to $784,512 proceeds from interest-free loan from related parties.

Trend Information

We are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, net income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Tabular Disclosure of Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

Operating Lease

Our operating lease contractual obligations as of June 30, 2024 were as follows:

The periods ending December 31,
2024 (remaining 6 months)	548,243
2025	378,249
2026	362,001
2027	119,439
Total minimum lease payments	1,407,932
Less: present value discount	(73,097)
Present value of minimum lease payments	$1,334,835

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2024.